UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Adams Golf, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
006228-10-0
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street NW
Washington, DC 20004-1404
(202) 239-3452
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (for Roland E. Casati only). ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS SJ Strategic Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,106,923

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,106,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,106,923

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

Page 2 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS John M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		12,273

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,566,573*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,273

WITH	10	SHARED DISPOSITIVE POWER

1,106,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,846*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

Page 3 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Joan P. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0*%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Joan P. Gregory has no voting or dispositive power over any shares of Common Stock. See Item 5.

Page 4 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Susan Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Susan Gregory has no voting or dispositive power over any shares of Common Stock. See Item 5.

Page 5 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS James M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* James M. Gregory has no voting or dispositive power over any shares of Common Stock. See Item 5.

Page 6 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Joseph R. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,119,673

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		459,650*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,119,673

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,579,323*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

Page 7 of 14 Pages

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Roland E. Casati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		459,650*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		459,650*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
**Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

Page 8 of 14 Pages

CUSIP No.	006228-10-0
This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, as amended.
This filing also constitutes the initial statement on Schedule 13D for Roland E. Casati (“Casati”).
This Amendment No. 4 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Initial Reporting Persons and Casati (collectively, the “Reporting Persons”).
Item 1. Security and Issuer
The title and class of equity securities to which this statement relates is the common stock, $0.001 par value (the “Common Stock”) of Adam’s Golf, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2801 E. Plano Pkwy, Plano, Texas, 75074.
Item 2. Identity and Background
Item 2 is hereby amended and restated with respect to the Initial Reporting Persons, and stated initially for Casati, as follows:
(a) Name
This statement is being filed by the Reporting Persons. SJSI is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. John M. Gregory controls all of the voting interests of SJSI. Joan P. Gregory is the wife of John M. Gregory, and Susan Gregory and James M. Gregory are the children of John M. Gregory. Joseph R. Gregory is a brother of John M. Gregory. Joseph R. Gregory is the managing member of the Gregory Management Co., LLC. Casati has entered into a voting agreement, as further described in Item 4 below, with John P. Gregory and Joseph R. Gregory.
(b) Residence or Business Address
The address for SJSI and its members is:
SJ Strategic Investments LLC
340 Martin Luther King, Jr. Blvd., Suite 200
Bristol, TN 37620
The address for Joseph R. Gregory is:
Gregory Management Co., LLC
620 Shelby Street
Bristol, TN 37620
The address for Casati is:
255 North Green Bay Road
Lake Forest, IL 60045

Page 9 of 14 Pages

CUSIP No.	006228-10-0
(c) Present Principal Occupation or Employment
John M. Gregory is the managing member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is the General Counsel for SJSI. Joseph R. Gregory is the managing member of Gregory Management Co., LLC. Casati is retired.
(d) Criminal Conviction
None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Court or Administrative Proceeding
None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship
Each of the individuals including in the Reporting Persons are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby stated initially for Casati as follows:
The shares of Common Stock acquired by Casati were acquired with personal funds, for an aggregate purchase price of approximately $1 million.
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding the following information for the Initial Reporting Persons, and stated initially for Casati, as follows:
John M. Gregory and Joseph R. Gregory intend to nominate and seek to elect up to four individuals to serve as members of the board of directors of the Issuer (the “Slate”) at the 2012 annual meeting of the Issuer’s stockholders with two nominees to serve as Class II directors (with a term expiring in 2015), and two nominees to fill the current vacancies on the Issuer’s board of directors (one of which is a Class II director with a term expiring in 2015 and the other is a Class I director with a term expiring in 2014). John M. Gregory and Joseph R. Gregory intend to solicit certain of the Issuer’s stockholders for proxies to vote in favor of the Slate, and in favor of any other proposals made by John M. Gregory and Joseph R. Gregory, in their capacity as stockholders of the Issuer.
John M. Gregory and Joseph R. Gregory may also submit one or more proposals relating to the board of directors or the governance of the Issuer to be voted upon at the 2012 annual meeting of the Issuer’s stockholders.
On November 17, 2011, John M. Gregory, Joseph R. Gregory and Casati entered into a voting agreement (the “Voting Agreement”), pursuant to which Casati agreed, at the next meeting of the Issuer’s stockholders for the election of members of the Issuer’s board of directors, to vote all of the shares of Common Stock beneficially owned by him, whether currently owned or acquired in the future, in favor of (i) the election as directors of himself and any such additional persons as John M. Gregory and Joseph R. Gregory may nominate or support for election as directors at such meeting, and (ii) other proposals that may be made by John M. Gregory and Joseph R. Gregory, in their capacity as stockholders of the Issuer, including related to the Issuer’s board of directors. Additionally, pursuant to the Voting Agreement, Casati has appointed John M. Gregory and Joseph R. Gregory as his proxy to vote the shares of Common Stock beneficially owned by Casati. The Voting Agreement also contains certain restrictions on Casati’s ability to transfer the shares of Common Stock beneficially owned by him.

Page 10 of 14 Pages

CUSIP No.	006228-10-0
A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.
In addition to the plans described in this Item 4, Reporting Persons reserve the right to review their investment in the Issuer on a continuing basis, to formulate or amend plans and/or make proposals and to pursue any number of additional actions with respect to their investment in the Issuer’s Common Stock, including: (i) communicating with the Issuer, other shareholders or third parties regarding the Issuer’s board of directors or any other transactions or changes contemplated by Items 4(a)-(j) of Schedule 13D, (ii) taking any other actions which could involve one or more types of transactions or have one or more of the results described in Items 4(a)-(j) of Schedule 13D, or (iii) changing their intention with respect to any or all matters referred to in this Item 4. The factors the Reporting Persons may consider in reviewing their investment include, without limitation, a continuing analysis of the Issuer’s business, financial condition, operations and prospects, board composition and management structure, general market and economic conditions, the relative attractiveness of alternative business and investment opportunities, and other future developments.
The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise (subject to the limitations of the Voting Agreement), at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.
Item 5. Interest in Securities of the Issuer
(a) SJSI, John M. Gregory, Joseph R. Gregory, and Casati may be deemed to beneficially own, in the aggregate, 2,698,519 shares of Common Stock, representing 34.6% of the Issuer’s outstanding Common Stock (based on 7,804,664 shares of Common stock outstanding as of November 8, 2011 according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011).
The 2,698,519 common shares beneficially owned by the Reporting Persons include the following:
•	1,106,923 shares of Common Stock beneficially owned by SJSI and John M. Gregory;
•	2,273 shares of Common Stock beneficially owned by John M. Gregory;
•	1,119,673 shares of Common Stock beneficially owned by Joseph R. Gregory; and
•	459,650 shares of Common Stock beneficially owned by Casati.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a):
•	SJSI has shared voting power and shared dispositive power with regard to 1,106,923 shares of Common Stock.
•
John M. Gregory has shared voting power with regard to 1,566,573 shares of Common Stock, which includes 1,106,923 beneficially owned by John M. Gregory and SJSI and 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

•	John M. Gregory has shared dispositive power with regard to 1,106,923 shares of Common Stock beneficially owned by John M. Gregory and SJSI.
•	John M. Gregory has sole voting power and sole dispositive power with regard to 12,273 shares of Common Stock.
•
Joseph R. Gregory has shared voting power with regard to 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

•	Joseph R. Gregory has sole voting power and sole dispositive power with regard to 1,119,673 shares of Common Stock beneficially owned by him.

Page 11 of 14 Pages

CUSIP No.	006228-10-0
•	Castati has shared voting power and sole dispositive power with regard to 459,650 shares of Common Stock beneficially owned by him. See Item 4.
•	Joan P. Gregory, James M. Gregory, and Susan Gregory have no voting or dispositive power over any shares of Common Stock.
(c) In the past 60 days, none of the Reporting Persons have any transactions in the Issuer’s Common Stock.
(e) While Joan P. Gregory, James M. Gregory, and Susan Gregory have a financial interest in SJSI, they do not have any voting or investment power with respect to the shares of Common Stock beneficially owned by SJSI and therefore beneficially own zero shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The description of the Voting Agreement described in Item 4 is hereby incorporated by reference.
Except as described in the Original Filing, as amended, and this Amendment No. 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 17, 2011, among SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory, Joseph R. Gregory and Roland E. Casati

Exhibit 2	Voting Agreement, dated as of November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Roland E. Casati

Page 12 of 14 Pages

CUSIP No.	006228-10-0
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
Date: November 17, 2011

SJ Strategic Investments LLC
By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

/s/ Joseph R. Gregory
Joseph R. Gregory

/s/ Roland E. Casati
Roland E. Casati

Page 13 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated November 17, 2011, among SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory, Joseph R. Gregory and Roland E. Casati

2	Voting Agreement, dated as of November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Roland E. Casati